July 10, 2008

VIA ELECTRONIC FILING

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549


RE: WisdomTree Trust
    File Nos. 333-132380 and 811-21864



On behalf of WisdomTree Trust (the "Registrant") and pursuant to Rule 477 under the Securities and Exchange Act of 1933, as amended, we desire to withdraw, and hereby request that the Commission withdraw, the 485BXT filing made on behalf of the Registrant on July 9, 2008, with Accession No. 00001169232-08-002566 (the "Filing"). The Amendment was filed in error by the Trust's printer.



                                                    Very truly yours,

                                                    /s/ Richard Morris

                                                    Richard Morris
                                                    Deputy General Counsel